

March 9, 2012

Via E-mail
Qingtai Liu
Chief Executive Officer
Shengtai Pharmaceutical, Inc.
Changda Road East, Development District, Changle
County, Shandong, People's Republic of China 262400

>   **Re: Shengtai Pharmaceutical, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2011**
>   **Filed October 7, 2011**
>   **File No. 000-51312**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Compensation Table, page 43

1. The amounts provided in the Summary Compensation Table for the 2010 fiscal year do not appear to be consistent with the amounts disclosed in the Summary Compensation Table contained in your 2010 Form 10-K. In addition, we note the material decrease in the base salaries of Messrs. Qintai Liu and Yongqiang Wang between the 2010 and 2011 fiscal years. Please explain, with a view towards disclosure, the reason for the material decrease in base salaries and the inconsistencies between the two tables.

Employment Agreements, page 45

2. Please promptly file as an exhibit Mr. Yongqiang Wang's employment agreement, as referenced on page 45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or John Krug at (202) 551-3862 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director